Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

NOTICE OF CLASS MEETING FOR HOLDERS OF A SHARES

NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES

NOTICE IS HEREBY GIVEN that the second extraordinary general meeting of 2023 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC at 9:00 a.m. on Thursday, 3 August 2023 for the following purposes. Unless otherwise indicated, capitalised terms used in this notice shall have the same meanings as those defined in the circular of the Company dated 19 June 2023 (the “Circular”).

NOTICE IS HEREBY ALSO GIVEN that the following meetings of the Company will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC on Thursday, 3 August 2023:

(1)	the class meeting for holders of A Shares (“A Shares”) of the Company will be held immediately after the conclusion of the EGM or any adjournment thereof; and

(2)	the class meeting for holders of H Shares (“H Shares”) of the Company will be held immediately after the conclusion of the class meeting for holders of A Shares or any adjournment thereof.

These meetings are to be held for the following purposes:

EGM

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	Resolution regarding the Satisfaction of the Conditions of the Issue of A Shares to Specific Entities by the Company;

2.

Resolution regarding the Feasibility Report on the Use of Proceeds from the Issue of A Shares to Specific Entities by the Company. Details of this resolution are set out in Appendix II to the Circular;

3.	Resolution regarding the Report on Use of Proceeds from the Previous Fund Raising Activities. Details of this resolution are set out in Appendix I to the Circular;

4.

Resolution regarding the Impacts of Dilution of Current Returns of the Issue of Shares to Specific Entities and the Remedial Returns Measures and the Undertakings from Controlling Shareholder, Directors and Senior Management of the Company on the Relevant Measures. Details of this resolution are set out in Appendix III to the Circular;

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

5.

Resolution regarding the Demonstration and Analysis Report relating to the Company’s Plan on Issue of Shares to Specific Entities. Details of this resolution are set out in the overseas regulatory announcement of the Company dated 31 May 2023 published on the website of The Stock Exchange of Hong Kong Limited;

6.00	Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company;

6.01	Types of Shares to be issued and the nominal value

The type of Shares to be issued to specific entities are domestic-listed RMB ordinary shares (A Shares) with a nominal value of RMB1.00 each.

6.02	Issue method and period

The A Shares will be issued by way of issuance to specific entities. The Company will choose the appropriate time to issue within the valid period as approved by the Shanghai Stock Exchange and approved for registration by the China Securities Regulatory Commission (hereinafter referred to as “CSRC”).

6.03	Subscribers and subscription method

The subscribers of this issue of A Shares to specific entities are not more than 35 (including 35) specific investors, including China Southern Air Holding Company Limited (hereinafter referred to as “CSAH”), the controlling shareholder of the Company. Among them, CSAH intends to subscribe in cash shares of this issuance in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million).

The other specific investors (other than CSAH) include securities investment and fund management companies, securities companies, trust companies, financial companies, insurance institutional investors, qualified foreign institutional investors, and other domestic legal entity investors, natural person or other qualified investors that satisfy the requirements of CSRC. Securities investment and fund management company, securities company, qualified foreign institutional investor and Renminbi qualified foreign institutional investor subscribing through more than two products under their management shall be regarded as one subscriber. Trust companies, as the subscribers under the issuance, are limited to use their own funds to subscribe.

The other specific investors (other than CSAH) for the issue of A Shares to specific entities are yet to be identified, and will be determined by the Board or its authorised person(s) within the authorisation of the general meeting and upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

As CSAH is the controlling shareholder of the Company, its proposed participation in the subscription of this issuance of Shares to specific entities constitutes a connected transaction with the Company. The Company will strictly follow the approval and disclosure procedures with respect to connected transactions in accordance with laws and regulations and internal rules.

All subscribers will subscribe for the Shares under this share issuance in cash and at the same price.

6.04	Price benchmark date, issue price and pricing method

The price benchmark date for this issuance of A Shares to specific entities shall be the first day of the issuance period of this issuance of A Shares to specific entities. The issue price of this issuance of A Shares to specific entities shall be not less than the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places). Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of Shares, the abovementioned audited net asset value per Share shall be adjusted accordingly.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date equals to the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date divided by the total volume of A Shares traded in the 20 trading days preceding the price benchmark date. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date to the date of issuance of Shares, the issue price of this issuance of A Shares to specific entities shall be adjusted accordingly.

Based on the above subscription base price, the final issue price will be determined by the Board or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after this issuance of A Shares has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

CSAH will not participate in the bidding process in relation to the price determination of this issuance, but undertakes to accept the bidding results and to subscribe for Shares of this issuance at the same price with other subscribers. If no one bids or the issue price cannot be determined by bidding process, CSAH will continue to participate in the subscription at the subscription base price (the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance).

6.05	Number of shares to be issued

The number of A Shares to be issued under this issuance to specific entities shall be calculated by dividing the total raised proceeds by the issue price, and shall not exceed 30% of the total share capital of the Company prior to the issuance, being not more than 5,436,269,319 Shares (including 5,436,269,319 Shares). In case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve or other events leading to changes to the total share capital of the Company during the period from the resolution announcement date of the meeting of the board of directors regarding this issuance to the date of issuance, the number and maximum number of A Shares to be issued under this A Share issuance shall be adjusted accordingly. The final number of A Shares to be issued will be determined by the board of directors of the Company or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the actual subscription circumstances after the application for this issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

6.06	Lock-up period

CSAH undertakes not to transfer the A Shares subscribed by it from this subscription within 36 months from the completion date of this issue of A Shares to specific entities. A Shares to be subscribed by other subscribers shall not be transferred within 6 months from the completion date of the issuance thereof.

The same lock-up requirement is applicable for the Shares subsequently obtained due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period. Upon expiration of the said lock-up period, it shall be implemented in accordance with the requirements of the CSRC and the Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has new regulations or requirements for the above-mentioned lock-up period arrangement, the above-mentioned lock-up period arrangement will be revised and implemented in accordance with the regulations or requirements of the regulatory authorities.

6.07	Proceeds raised and the use of proceeds

The total funds to be raised from this issue of A Shares to specific entities shall be not more than RMB17,500 million (including RMB17,500 million) and after deduction of expenses of issuance will all be utilised in the projects as follows:

Serial No.	Project Name	Total Investment Amount (RMB0’000)		Maximum Amount of Proceeds to be Used (RMB0’000)
1.	Procurement of 50 Aircraft	4,446,200	[1]	1,225,000
2.	Supplement the general working capital	525,000		525,000
Total		4,971,200		1,750,000

If the actual proceeds to be raised in cash from this issue of Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will adjust the proceeds utilisation arrangement including the priority of the investment and the specific investment amount of each project according to the actual net proceeds raised, subject to the compliance with the relevant laws and regulations and according to the priorities of the projects. Any shortfall of proceeds shall be made up by the Company by utilising self-raised funds.

[1]	Converted at the exchange rate of US$1: RMB6.97

In order to ensure the smooth progress of the investment projects and protect the interests of all shareholders of the Company, before the actual receipt of the proceeds to be raised from this issuance, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-owned funds or self-raised funds, which will be replaced once the proceeds raised have been received.

6.08	Place of listing

The A Shares issued under this issue of A Shares to specific entities will be listed and traded on the Shanghai Stock Exchange after the expiry of the lock-up period.

6.09	The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities

The Company’s undistributed profits accumulated prior to the issuance shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, upon completion of the issuance.

6.10	Validity period of this resolution regarding the issue of A Shares to specific entities

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this issue of A Shares to specific entities at the general meeting of the Company.

7.

Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company. Details of this resolution are set out in the overseas regulatory announcement of the Company dated 31 May 2023 published on the website of The Stock Exchange of Hong Kong Limited;

8.	Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company;

9.	Resolution regarding the Connected Transactions involved in the Issue of H Shares to Specific Entity by the Company;

10.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity;

11.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the H Shares under the Issue of H Shares to Specific Entity by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity;

12.

Resolution regarding the Board or the Authorised Person(s) thereof being Authorised to Amend the Relevant Articles of the Articles of Association of China Southern Airlines Company Limited upon Completion of the Issue of Shares to Specific Entities; and

13.

Resolution regarding the Board or the Authorised Person(s) thereof being Authorised by the General Meeting with Full Power to Deal with All Matters relating to the Issue of A Shares to Specific Entities and the Issue of H Shares to Specific Entities.

MEETING FOR HOLDERS OF A SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.00	Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company;

1.01	Types of Shares to be issued and the nominal value

The type of Shares to be issued to specific entities are domestic-listed RMB ordinary shares (A Shares) with a nominal value of RMB1.00 each.

1.02	Issue method and period

The A Shares will be issued by way of issuance to specific entities. The Company will choose the appropriate time to issue within the valid period as approved by the Shanghai Stock Exchange and approved for registration by the China Securities Regulatory Commission (hereinafter referred to as “CSRC”).

1.03	Subscribers and subscription method

The subscribers of this issue of A Shares to specific entities are not more than 35 (including 35) specific investors, including China Southern Air Holding Company Limited (hereinafter referred to as “CSAH”), the controlling shareholder of the Company. Among them, CSAH intends to subscribe in cash shares of this issuance in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million).

The other specific investors (other than CSAH) include securities investment and fund management companies, securities companies, trust companies, financial companies, insurance institutional investors, qualified foreign institutional investors, and other domestic legal entity investors, natural person or other qualified investors that satisfy the requirements of CSRC. Securities investment and fund management company, securities company, qualified foreign institutional investor and Renminbi qualified foreign institutional investor subscribing through more than two products under their management shall be regarded as one subscriber. Trust companies, as the subscribers under the issuance, are limited to use their own funds to subscribe.

The other specific investors (other than CSAH) for the issue of A Shares to specific entities are yet to be identified, and will be determined by the Board or its authorised person(s) within the authorisation of the general meeting and upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

As CSAH is the controlling shareholder of the Company, its proposed participation in the subscription of this issuance of Shares to specific entities constitutes a connected transaction with the Company. The Company will strictly follow the approval and disclosure procedures with respect to connected transactions in accordance with laws and regulations and internal rules.

All subscribers will subscribe for the Shares under this share issuance in cash and at the same price.

1.04	Price benchmark date, issue price and pricing method

The price benchmark date for this issuance of A Shares to specific entities shall be the first day of the issuance period of this issuance of A Shares to specific entities. The issue price of this issuance of A Shares to specific entities shall be not less than the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places). Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of Shares, the abovementioned audited net asset value per Share shall be adjusted accordingly.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date equals to the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date divided by the total volume of A Shares traded in the 20 trading days preceding the price benchmark date. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date to the date of issuance of Shares, the issue price of this issuance of A Shares to specific entities shall be adjusted accordingly.

Based on the above subscription base price, the final issue price will be determined by the Board or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after this issuance of A Shares has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

CSAH will not participate in the bidding process in relation to the price determination of this issuance, but undertakes to accept the bidding results and to subscribe for Shares of this issuance at the same price with other subscribers. If no one bids or the issue price cannot be determined by bidding process, CSAH will continue to participate in the subscription at the subscription base price (the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance).

1.05	Number of shares to be issued

The number of A Shares to be issued under this issuance to specific entities shall be calculated by dividing the total raised proceeds by the issue price, and shall not exceed 30% of the total share capital of the Company prior to the issuance, being not more than 5,436,269,319 Shares (including 5,436,269,319 Shares). In case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve or other events leading to changes to the total share capital of the Company during the period from the resolution announcement date of the meeting of the board of directors regarding this issuance to the date of issuance, the number and maximum number of A Shares to be issued under this A Share issuance shall be adjusted accordingly. The final number of A Shares to be issued will be determined by the board of directors of the Company or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the actual subscription circumstances after the application for this issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

1.06	Lock-up period

CSAH undertakes not to transfer the A Shares subscribed by it from this subscription within 36 months from the completion date of this issue of A Shares to specific entities. A Shares to be subscribed by other subscribers shall not be transferred within 6 months from the completion date of the issuance thereof.

The same lock-up requirement is applicable for the Shares subsequently obtained due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period. Upon expiration of the said lock-up period, it shall be implemented in accordance with the requirements of the CSRC and the Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has new regulations or requirements for the above-mentioned lock-up period arrangement, the above-mentioned lock-up period arrangement will be revised and implemented in accordance with the regulations or requirements of the regulatory authorities.

1.07	Proceeds raised and the use of proceeds

The total funds to be raised from this issue of A Shares to specific entities shall be not more than RMB17,500 million (including RMB17,500 million) and after deduction of expenses of issuance will all be utilised in the projects as follows:

Serial No.	Project Name	Total Investment Amount (RMB0’000)		Maximum Amount of Proceeds to be Used (RMB0’000)
1.	Procurement of 50 Aircraft	4,446,200	[1]	1,225,000
2.	Supplement the general working capital	525,000		525,000
Total		4,971,200		1,750,000

If the actual proceeds to be raised in cash from this issue of Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will adjust the proceeds utilisation arrangement including the priority of the investment and the specific investment amount of each project according to the actual net proceeds raised, subject to the compliance with the relevant laws and regulations and according to the priorities of the projects. Any shortfall of proceeds shall be made up by the Company by utilising self-raised funds.

In order to ensure the smooth progress of the investment projects and protect the interests of all shareholders of the Company, before the actual receipt of the proceeds to be raised from this issuance, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-owned funds or self-raised funds, which will be replaced once the proceeds raised have been received.

[1]	Converted at the exchange rate of US$1: RMB6.97

1.08	Place of listing

The A Shares issued under this issue of A Shares to specific entities will be listed and traded on the Shanghai Stock Exchange after the expiry of the lock-up period.

1.09	The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities

The Company’s undistributed profits accumulated prior to the issuance shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, upon completion of the issuance.

1.10	Validity period of this resolution regarding the issue of A Shares to specific entities

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this issue of A Shares to specific entities at the general meeting of the Company.

2.

Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company. Details of this resolution are set out in the overseas regulatory announcement of the Company dated 31 May 2023 published on the website of The Stock Exchange of Hong Kong Limited;

3.	Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company; and

4.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

MEETING FOR HOLDERS OF H SHARES

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1.00	Resolution regarding the Proposal of the Issue of A Shares to Specific Entities by the Company;

1.01	Types of Shares to be issued and the nominal value

The type of Shares to be issued to specific entities are domestic-listed RMB ordinary shares (A Shares) with a nominal value of RMB1.00 each.

1.02	Issue method and period

The A Shares will be issued by way of issuance to specific entities. The Company will choose the appropriate time to issue within the valid period as approved by the Shanghai Stock Exchange and approved for registration by the China Securities Regulatory Commission (hereinafter referred to as “CSRC”).

1.03	Subscribers and subscription method

The subscribers of this issue of A Shares to specific entities are not more than 35 (including 35) specific investors, including China Southern Air Holding Company Limited (hereinafter referred to as “CSAH”), the controlling shareholder of the Company. Among them, CSAH intends to subscribe in cash shares of this issuance in the amount of not less than RMB5,000 million (including RMB5,000 million) and not more than RMB10,000 million (including RMB10,000 million).

The other specific investors (other than CSAH) include securities investment and fund management companies, securities companies, trust companies, financial companies, insurance institutional investors, qualified foreign institutional investors, and other domestic legal entity investors, natural person or other qualified investors that satisfy the requirements of CSRC. Securities investment and fund management company, securities company, qualified foreign institutional investor and Renminbi qualified foreign institutional investor subscribing through more than two products under their management shall be regarded as one subscriber. Trust companies, as the subscribers under the issuance, are limited to use their own funds to subscribe.

The other specific investors (other than CSAH) for the issue of A Shares to specific entities are yet to be identified, and will be determined by the Board or its authorised person(s) within the authorisation of the general meeting and upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

As CSAH is the controlling shareholder of the Company, its proposed participation in the subscription of this issuance of Shares to specific entities constitutes a connected transaction with the Company. The Company will strictly follow the approval and disclosure procedures with respect to connected transactions in accordance with laws and regulations and internal rules.

All subscribers will subscribe for the Shares under this share issuance in cash and at the same price.

1.04	Price benchmark date, issue price and pricing method

The price benchmark date for this issuance of A Shares to specific entities shall be the first day of the issuance period of this issuance of A Shares to specific entities. The issue price of this issuance of A Shares to specific entities shall be not less than the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places). Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of Shares, the abovementioned audited net asset value per Share shall be adjusted accordingly.

The average trading price of the A Shares in the 20 trading days preceding the price benchmark date equals to the total trading amount of A Shares traded in the 20 trading days preceding the price benchmark date divided by the total volume of A Shares traded in the 20 trading days preceding the price benchmark date. Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the price benchmark date to the date of issuance of Shares, the issue price of this issuance of A Shares to specific entities shall be adjusted accordingly.

Based on the above subscription base price, the final issue price will be determined by the Board or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after this issuance of A Shares has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

CSAH will not participate in the bidding process in relation to the price determination of this issuance, but undertakes to accept the bidding results and to subscribe for Shares of this issuance at the same price with other subscribers. If no one bids or the issue price cannot be determined by bidding process, CSAH will continue to participate in the subscription at the subscription base price (the higher of 80% of the average trading price of the A Shares in the 20 trading days immediately prior to the price benchmark date, and the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance).

1.05	Number of shares to be issued

The number of A Shares to be issued under this issuance to specific entities shall be calculated by dividing the total raised proceeds by the issue price, and shall not exceed 30% of the total share capital of the Company prior to the issuance, being not more than 5,436,269,319 Shares (including 5,436,269,319 Shares). In case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve or other events leading to changes to the total share capital of the Company during the period from the resolution announcement date of the meeting of the board of directors regarding this issuance to the date of issuance, the number and maximum number of A Shares to be issued under this A Share issuance shall be adjusted accordingly. The final number of A Shares to be issued will be determined by the board of directors of the Company or its authorised person(s) within the authorisation of the general meeting upon discussions with the sponsor (the lead underwriter) based on the actual subscription circumstances after the application for this issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

1.06	Lock-up period

CSAH undertakes not to transfer the A Shares subscribed by it from this subscription within 36 months from the completion date of this issue of A Shares to specific entities. A Shares to be subscribed by other subscribers shall not be transferred within 6 months from the completion date of the issuance thereof.

The same lock-up requirement is applicable for the Shares subsequently obtained due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period. Upon expiration of the said lock-up period, it shall be implemented in accordance with the requirements of the CSRC and the Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has new regulations or requirements for the above-mentioned lock-up period arrangement, the above-mentioned lock-up period arrangement will be revised and implemented in accordance with the regulations or requirements of the regulatory authorities.

1.07	Proceeds raised and the use of proceeds

The total funds to be raised from this issue of A Shares to specific entities shall be not more than RMB17,500 million (including RMB17,500 million) and after deduction of expenses of issuance will all be utilised in the projects as follows:

Serial No.	Project Name	Total Investment Amount (RMB0’000)		Maximum Amount of Proceeds to be Used (RMB0’000)
1.	Procurement of 50 Aircraft	4,446,200	[1]	1,225,000
2.	Supplement the general working capital	525,000		525,000
Total		4,971,200		1,750,000

If the actual proceeds to be raised in cash from this issue of Shares (after deduction of relevant expenses for the issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will adjust the proceeds utilisation arrangement including the priority of the investment and the specific investment amount of each project according to the actual net proceeds raised, subject to the compliance with the relevant laws and regulations and according to the priorities of the projects. Any shortfall of proceeds shall be made up by the Company by utilising self-raised funds.

In order to ensure the smooth progress of the investment projects and protect the interests of all shareholders of the Company, before the actual receipt of the proceeds to be raised from this issuance, the Company will, depending on the actual situations of the progress of the projects, finance these projects by self-owned funds or self-raised funds, which will be replaced once the proceeds raised have been received.

1.08	Place of listing

The A Shares issued under this issue of A Shares to specific entities will be listed and traded on the Shanghai Stock Exchange after the expiry of the lock-up period.

1.09	The arrangement for the distribution of undistributed profits accumulated before the issue of A Shares to specific entities

The Company’s undistributed profits accumulated prior to the issuance shall be shared by all the shareholders of the Company, pro-rata to their respective shareholding in the Company, upon completion of the issuance.

1.10	Validity period of this resolution regarding the issue of A Shares to specific entities

This resolution shall be effective for a period of 12 months from the date of approval of the resolution with respect to this issue of A Shares to specific entities at the general meeting of the Company.

[1]	Converted at the exchange rate of US$1: RMB6.97

2.

Resolution regarding the Preliminary Proposal of the Issue of A Shares to Specific Entities by the Company. Details of this resolution are set out in the overseas regulatory announcement of the Company dated 31 May 2023 published on the website of The Stock Exchange of Hong Kong Limited;

3.	Resolution regarding the Connected Transactions Involved in the Issue of A Shares to Specific Entities by the Company; and

4.

Resolution regarding the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Issue of A Shares to Specific Entities by China Southern Airlines Company Limited Entered into between the Company and the Specific Entity.

By order of the Board
China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

19 June 2023

As at the date of this notice, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM and the Class Meetings

a.

Holders of H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Tuesday, 4 July 2023 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM and the Class Meetings after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM and the Class Meetings”. Holders of A Shares shall receive a notice separately.

b.	The Directors, Supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM and the Class Meetings

a.

Eligible Shareholders who intend to attend the EGM and/or the Class Meetings either in person or by proxy must deliver to the Company on or before Friday, 14 July 2023, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip(s), which is attached to the notices of the EGM and the Class Meetings as Attachment A.

b.

When attending the EGM and the Class Meetings, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM and the Class Meetings shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the EGM and the Class Meetings must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Monday, 3 July 2023.

d.	The register of holders of H Shares will be closed from 4 July 2023 to 3 August 2023 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and the Class Meetings and vote on his/her behalf. A proxy does not need to be a Shareholder.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM and the Class Meetings, which is attached to the notices of EGM and the Class Meetings as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM and the Class Meetings must be delivered to the registered address of the Company by no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM and the Class Meetings, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.

The EGM and the Class Meetings are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend the meeting shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building,

No. 68 Qixin Road, Baiyun District,

Guangzhou, Guangdong Province,

The PRC. (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Wu

c.

Pursuant to rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM and the Class Meetings shall be voted by poll.

d.

(i) China Southern Air Holding Company Limited, Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited and their associates are required to abstain from voting on the abovementioned resolutions No. 1, No. 5 to 11 and No. 13 at the EGM; (ii) China Southern Air Holding Company Limited and its associates are required to abstain from voting on the abovementioned special resolutions No. 1 to 4 at the class meeting for holders of A Shares; and (iii) Nan Lung Holding Limited, Perfect Lines (Hong Kong) Limited, and their associates are required to abstain from voting on the abovementioned special resolutions No. 1 to 4 at the class meeting for holders of H Shares.